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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)




                       Phoenix Information Systems Corp.
                       ---------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title or Class of Securities)


                                  719077 10 9
                                  -----------
                                 (CUSIP Number)




  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSON:

         Robert P. Gordon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER: 4,641,527 (includes 0 shares owned directly, and 4,641,527 options exercisable within 60 days of 12/31/97)

         6.      SHARED VOTING POWER:  0

         7. SOLE DISPOSITIVE POWER: 4,641,527 (includes 0 shares owned directly, and 4,641,527 options exercisable within 60 days of 12/31/97)

         8.      SHARED DISPOSITIVE POWER:  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         4,641,527 (includes 0 shares owned directly, and 4,641,527 options exercisable within 60 days of 12/31/97)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.2% (see response to Item 4)

12.      TYPE OF REPORTING PERSON:   IN
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1.       NAME OF REPORTING PERSON:

         Heaven International, Inc. (formerly Harvest International of America, Inc.)

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  59-2958043

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.      SOLE VOTING POWER:  0

         6.      SHARED VOTING POWER:  0

         7.      SOLE DISPOSITIVE POWER:  0

         8.      SHARED DISPOSITIVE POWER:  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
         [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0% (see response to Item 4)

12.      TYPE OF REPORTING PERSON:  CO
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1.       NAME OF REPORTING PERSON

         Visitors Services International Corp. (formerly Visitors Services,
         Inc.)

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   65-0374809

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.      SOLE VOTING POWER:  5,000

         6.      SHARED VOTING POWER:  0

         7.      SOLE DISPOSITIVE POWER:  5,000

         8.      SHARED DISPOSITIVE POWER:   0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  5,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
         [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.01% (see response to Item 4)

12.      TYPE OF REPORTING PERSON:   CO
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ITEM 1.

         (a)     Name of Issuer:  Phoenix Information Systems Corp.

         (b)     Address of Issuer's Principal Executive Offices:

                                  100 Second Avenue South, Suite 1100 St.
                                  Petersburg, Florida  33701

ITEM 2.

         (a)     Name of Persons Filing
         (b)     Address of Principal Business Office
         (c)     Citizenship

                 Robert P. Gordon
                 100 Second Avenue South, Suite 1100
                 St. Petersburg, Florida  33701
                 (United States Citizen)

                 Heaven International, Inc. (formerly Harvest International of America, Inc.) 100 Second Avenue South, Suite 1000 St. Petersburg, Florida 33701 (Delaware Corporation)

                 Visitors Services International Corp. (formerly Visitors Services, Inc.) 100 Second Avenue South, Suite 1000 St. Petersburg, Florida 33701 (Florida Corporation)

         (d)     Title of Class of Securities:  Common Stock

         (e)     CUSIP Number:  719077 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP SEE NOTE (1) BELOW.

ROBERT P. GORDON

         (a) Amount beneficially owned: 4,641,527 (includes 0 shares owned directly, and 4,641,527 options exercisable within 60 days of 12/31/97) See Note (2) below.

         (b)     Percent of class: 8.2%

         (c)     Number of shares as to which such person has:

                 (i)      Sole power to vote or to direct the vote:  4,641,527
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                 (ii)     Shared power to vote or to direct the vote:  none.

                 (iii)    Sole power to dispose or direct the disposition of:
                          4,641,527

                 (iv) Shared power to dispose or to direct the disposition of: none.

HEAVEN INTERNATIONAL, INC. (FORMERLY HARVEST INTERNATIONAL OF AMERICA, INC.)

         (a)     Amount beneficially owned:  0

         (b)     Percent of class:  0%

         (c)     Number of shares as to which such person has:

                 (i)      Sole power to vote or to direct the vote:  0

                 (ii)     Shared power to vote or to direct the vote:  none.

                 (iii)    Sole power to dispose or direct the disposition of: 0

                 (iv) Shared power to dispose or to direct the disposition of: none.

VISITORS SERVICES INTERNATIONAL CORP. (FORMERLY VISITORS SERVICES, INC.)

         (a)     Amount beneficially owned:  5,000

         (b)     Percent of class:  0.01%

         (c)     Number of shares as to which such person has:

                 (i)      Sole power to vote or to direct the vote:  5,000

                 (ii)     Shared power to vote or to direct the vote:  none.

                 (iii)    Sole power to dispose or direct the disposition of:
                          5,000

                 (iv) Shared power to dispose or to direct the disposition of: none.

Notes

(1) The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of
     Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) or 13(g) of the Securities Exchange Act of 1934.
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(2)  Assumes the exercise in full of 4,533,527 stock options granted to Mr.
     Gordon, exercisable from 12/22/93 expiring on 12/22/01, and options granted to Mr. Gordon for his director services, which 108,000 will have vested and will be exercisable within 60 days after December 31, 1997.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           (1)   Reporting Person:         Robert P. Gordon

                 Not applicable.

           (2)   Reporting Person:         Heaven International, Inc. (formerly
                                           Harvest International of America,
                                           Inc.)

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

           (3)   Reporting Person:         Visitors Services International
                                           Corp. (formerly Visitors Services,
                                           Inc.)

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           This Schedule 13G is being filed by Robert P. Gordon, Heaven International, Inc. (formerly Harvest International of America, Inc.) ("Heaven"), an affiliate of Phoenix Information Systems Corp. (the "Issuer"), and Visitors Services International Corp. (formerly Visitors Services, Inc.) ("VSIC"), an affiliate of the Issuer. Mr. Gordon controls (i) Heaven by virtue of his beneficial ownership of a majority of Heaven's voting stock and (ii) VSIC by virtue of his controlling interest in TeleServices International Group Inc., the parent corporation of VSIC.

           As a result of his controlling interest in both Heaven and VSIC, Mr. Gordon is deemed to be the beneficial owner of and has the authority to dispose of and vote certain shares (the "Shares") of the outstanding common stock of the Issuer. Mr. Gordon's ownership as shown in Item 4 above does not include shares owned by Heaven or VSIC, which ownership is separately identified in
Item 4.

           This Schedule 13G is being filed by Robert P. Gordon on behalf of Mr. Gordon, Heaven and VSIC.

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ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable - this statement is not being filed pursuant to Rule 13d-1(b).




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated this 13th day of February, 1998.


                            /s/ Robert P. Gordon
                            -------------------------------------------
                            Robert P. Gordon


                            HEAVEN INTERNATIONAL, INC.

                            By:  /s/ Robert P. Gordon
                            -------------------------------------------
                                 Robert P. Gordon, President


                            VISITORS SERVICES INTERNATIONAL CORP.

                            By:  /s/ Robert P. Gordon
                            -------------------------------------------
                                 Robert P. Gordon, Chairman